EXHIBIT 99.1

Lumenis Ltd.

Ms. Tzipi Ozer-Armon assumes role as the CEO of Lumenis

Yokneam, Israel, May 14th, 2012 – Lumenis Ltd., the world's largest medical laser company developing, manufacturing and distributing a broad range of medical lasers and sophisticated energy delivery equipment for surgical, aesthetic and ophthalmic applications, announced today that Ms. Tzipi Ozer-Armnon has assumed her position as the CEO of Lumenis.

Prior to joining Lumenis, Ms. Ozer-Armon headed the Japanese market activities of  Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA), a business of over $800M.  Previously, Ms. Ozer-Armon served as Senior Vice President Sales and Marketing at SanDisk (Nasdaq:SNDK) with multi-billion dollars sales’ responsibility, VP General Manager of MSystems (Nasdaq: FLSH), and VP of Corporate Development at Comverse (Nasdaq: CMVT).  Ms. Ozer-Armon’s impressive career includes four years at ATKearney, a Global Management Consulting company based in London, UK.  Ms. Ozer-Armnon holds a BA magna cum laude in Economics from Tel Aviv University and an MBA majoring in Finance and Marketing.

“On behalf of the Board of Directors of Lumenis, I am extremely happy to welcome Ms. Ozer-Armon as the Chief Executive Officer of Lumenis,” said Mr. Harel Beit-On Chairman of the Board. “Tzipi has a superb track record of execution in multiple industries, transforming organizations in the global markets, and driving expansion and innovation. Her experience and capabilities are ideally suited to capitalize on the unique opportunities that will lead the Company to its next phase of growth and profitability,” continued Mr. Beit-On.

 “I am proud and excited to join Lumenis,” stated Ms. Ozer-Armon. “The Company’s exceptional products and superior technologies, supported by its global sales and service organizations, are poised for significant growth. I look forward to working with our management team, identifying opportunities and executing growth strategies to enhance profitability and create value for our shareholders, employees and business partners.”

About Lumenis
Lumenis, the world's largest medical laser company, is a global developer, manufacturer and distributor of laser and light-based devices for surgical, aesthetic and ophthalmic applications, with more than 900 employees worldwide. Lumenis has 265 registered patents, over 260 FDA clearances, an installed base of over 80,000 systems and a presence in over 80 countries.  Lumenis endeavors to bring the finest state of the art technology products to the market, fulfilling the highest standards of excellence, quality and reliability, delivering premium value and service to its customers.  The name Lumenis is derived from the Latin words meaning "Light of Life" highlighting the light, which is the basis of our technologies, used to enhance life. For more information about Lumenis and its products, please visit: www.lumenis.com.

Michelle Maydan
Director Corporate Communications
Tel:+972-4-9599004; 1-866-569-0597
mmaydan@lumenis.com

Lumenis® and the Lumenis logo are trademarks or registered trademarks of Lumenis Ltd.

Certain statements and information in this press release may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements in this press release are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements may be found in our most recent Annual Report on Form 20-F, including the section therein entitled “Risk Factors,” as well in our reports on Form 6-K, filed with the Securities and Exchange Commission